MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE MONTHS ENDED MARCH 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended March 31, 2014 ("Consolidated Annual Financial Statements").

Cautionary notes regarding forward-looking statements follow this Management’s Discussion and Analysis of Operations and Financial Condition.

1.    CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant precious metal properties and land positions throughout the Americas including in Brazil, Chile, Argentina and Mexico. Pending completion of a plan of arrangement relating to the purchase of Osisko Mining Corporation, the Company will also have significant precious metals properties in Canada.

The Company plans to continue to build on its current production base through existing operating mine expansions and development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 34(a) Related Parties to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest.  The Company does not have any material off-balance sheet arrangements, except as noted in Note 32 Contractual Commitments to the Consolidated Annual Financial Statements.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI) and the New York Stock Exchange (Symbol: AUY).

2.    HIGHLIGHTS

The Company’s focus continues to be on ensuring a balance between costs and production, margin preservation and on the generation and protection of cash flow. The Company continues to believe this balanced approach is appropriate and prudent to create value in the prevailing commodity price environment.

Financial

For the three months ended March 31, 2014

•	Revenues of $353.9 million on the sale of 236,561 GEO and 25.4 million pounds of copper.

•	Net loss of $29.6 million or $0.04 loss per share.

•	Adjusted earnings(a) of $12.1 million or $0.02 adjusted earnings per share(a).

•	Mine operating earnings of $33.1 million.

•	Cash flows from operating activities after changes in non-cash working capital of $39.0 million and cash flows from operating activities before changes in non-cash working capital(a) of $93.6 million.
 ________________________________________
(a)    A non-GAAP measure - Refer to Section 13.

Operational

For the three months ended March 31, 2014

•	Production of 271,908 GEO and commercial production of 247,792 GEO.

•	Production during the first quarter is summarized as follows:

	For the three months ended March 31,
(In GEO)	2014	2013
Chapada	21,710	23,358
El Peñón	96,165	120,684
Mercedes	25,460	36,575
Gualcamayo	38,481	30,177
Minera Florida	28,315	34,024
Jacobina	14,853	17,366
Fazenda Brasileiro	12,693	16,797
C1 Santa Luz (b)	6,720	—
Pilar (b)	11,885	—
Other	15,626	12,331
Total	271,908	291,312

•	Production of 2.2 million silver ounces.

•	Copper production from Chapada of 27.6 million pounds.

•	By-product cash costs(c) of $450 per GEO and co-product cash costs(c) of $640 per GEO and $1.84 per pound of copper from Chapada.

•
All-in sustaining cash costs(c) of $820 per GEO on a by-product basis and $975 per GEO on a co-product basis with costs at most mines in line with budget, while all-in sustaining co-product cash costs at Gualcamayo were lower than budget and cash costs were 10% lower than the fourth quarter 2013.

•	Production in line with budget production levels with particular highlights including the following:

•	Production from Chapada, El Peñón, Mercedes, Minera Florida and Fazenda Brasileiro were in line with budget production levels.

•	Production from Gualcamayo was higher than budget and 28% higher than the first quarter of 2013.

Subsequent to Quarter End

•
Total production for the first four months of approximately 380,000 GEO, in line with budget, with second quarter average monthly production expected to be 16% higher than the average monthly production in the first quarter.

•
Production is expected to accelerate for the remainder of the year as ordinary course mine sequencing will result in mining of higher grade areas with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company.

•
Production increased at most mines in April with record monthly production at Gualcamayo of 20,000 gold ounces. Also, as a result of grade improvements, production at Jacobina was approximately 6,000 gold ounces or 1,000 gold ounces higher than the average monthly production rate in the first quarter.

•	Commissioning at C1 Santa Luz and Pilar continued, and is on target for completion, in the third quarter of 2014.

______________________________

(a)    GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.
(b)    Commissioning production as the mine is not yet in commercial operation.

(c)	A non-GAAP measure - refer to Section 13.

Construction and Development

•	Reduction in overall capital expenditure levels.

•
Completion of the feasibility study for Cerro Moro with detailed engineering and pre-development work continuing towards a planned construction decision later in 2014. Based on a positive construction decision, production would begin in the first half of 2016. Furthermore, the Company is evaluating optimizations and efficiencies that include scalability of the plant.

•	Preparation of an application for an environmental impact study ("EIS") is underway for Suyai.

•
Continued with modifications to the grinding circuit and the installation of an in-pit crusher at Chapada which is planned for the second quarter. The in-pit crusher will allow throughput levels to be maintained despite harder ore from Corpo Sul. Pre-stripping at Corpo Sul has begun. Corpo Sul is expected to contribute to higher gold and copper grades. It is expected that these optimizations will provide sustainable production levels of at least 130,000 GEO and 130 million pounds of copper annually.

Exploration

•
Cerro Moro, Argentina — Surface exploration consisting of detailed mapping and sampling of prospective targets in the Escondida and La Negra blocks were the focus of the exploration program during the first quarter of 2014. Mapping and sampling from the decline ramp and cross cuts of the Escondida fault and associated veins, breccia, and stockwork systems, is underway. To date, veins and structures exposed in the decline are located as modeled from the surface drilling.

•
El Peñón — The 2014 exploration program will build on the success of the 2013 program, continuing to test and extend the Borde Oeste mineral intercepts to the north and south. A horizontal exploration hole drilled from a southern Providencia underground drill station to the west intercepted at least three narrow but moderate to high grade intervals that could be southern extensions of the known El Peñón veins systems. Initial follow-up holes drilled from the surface have intercepted important mineral intervals that further support the continuity of the 2013 intercepts.

•
Mercedes, Mexico — Exploration investments continue at Mercedes with a focus on aggressively testing for extensions of known ore bodies along the Mercedes-Barrancas-Marianas trend and to upgrade inferred and indicated mineral resources into mineral reserve category. The exploration program is planned to include at least 18,500 metres of surface and underground drilling, development of underground drill stations along with important surface reconnaissance and district target development work. Initial results are encouraging and are being followed up down dip and along strike.

•
Pilar, Brazil — Underground mapping and sampling along with computer modeling of drill data has identified moderate to high grade indicated and inferred mineral resource shoots to be drill-tested from the surface during 2014 to expand the mineral resource and mineral reserve base at Pilar. The surface and underground based drill program to test these mineral shoots began towards the end of the first quarter. Additionally, further testing and definition drilling at Maria Lazarus is planned for 2014.

3.    OUTLOOK AND STRATEGY

The Company continues to pursue its stated philosophy of finding the optimal balance between containing costs, protecting and preserving margins and increasing production to generate, maximize and sustain cash flow. By focusing on these metrics that contribute best to cash flow generation and financial performance and by continuing to build on its mineral reserve and resource base, the Company will continue to deliver value to shareholders.

The Company has indicated budget production of 1.4 million gold equivalent ounces (“GEO”) in 2014. The Company performs various evaluations to maximize the level of confidence and reliability in the forecast production, costs and cash flow generation capacity at every operation. These evaluations identify ounces that the Company considers to have a lower level of certainty or reliability on any of production, costs or cash flow generation.  The Company considers 70,000 GEO, or less than five per cent, of its budgeted production for 2014 to have a lower level of certainty as they relate to new operations that are progressing to full capacity. Most of these ounces would be in pre-commercial production and as such do not impact operating cash flow expectations for the year. The Company’s first quarter production for all metals was in line with budget. The Company confirms its expectation in achieving production within the above range for the year. The acceleration in production quarter over quarter, that takes the Company from first quarter production levels to meet annual budget production will result from ordinary course mine sequencing which will lead to mining of higher grade areas for the remainder of the year at mines that contribute most significantly to operating cash flow and ramp up to commercial production of certain mines as planned. The Company's 2015 production is also expected to further increase with a further significant increase occurring in 2016 with the potential start-up of Cerro Moro. Silver production is expected to be approximately 8.8 million ounces in 2014 which is included in GEO at a ratio of 50:1. Copper production in 2014 from Chapada mine is expected to be approximately 134 million pounds.

The Company confirms that in reaching these production levels, all-in sustaining cash costs ("AISC") are expected to be below $850 per GEO on a by-product basis and $925 per GEO on a co-product basis. Cash costs on a by-product basis are calculated after base metal by-product credit, which assumes a price forecast for copper of $3.20 per pound.

Expected expansionary capital spending for 2014 remains as previously stated at approximately $150 million (excluding capitalized interest). The Company continues to allocate capital to those opportunities that can most readily contribute to cash flow. The estimate for expansionary capital includes an amount for pre-development at Cerro Moro and would increase once a construction decision is made although most of the amount required for Cerro Moro would be spent in 2015 and 2016. Exploration expenditures for 2014 are also expected to remain as previously stated at $70 million. The 2014 exploration program will continue to focus on increasing mineral reserves and mineral resources with its near-mine and regional exploration programs, as well as continuing to explore identified greenfield targets and generate new targets.

Sustaining capital is estimated at $320 million although it is included in AISC on a per GEO basis.

The Company continues to work toward future target of over 1.5 million GEO which it believes remains achievable with its existing portfolio of assets. The Company continues to refine this further growth to ensure it will be delivered reflecting an appropriate balance of production, costs and margin preservation and the generation, maximization and sustainability of cash flow. Exploration results continue to support the higher level of sustainable production through its producing mines. Details of the exploration program year to date can be found in Section 7 Construction, Development and Exploration.

Subsequent to the quarter end, the Company announced a plan of arrangement with Agnico Eagle Mines Limited to jointly acquire a 100% interest in Osisko Mining Corporation. Pursuant to this plan of arrangement, the acquisition would result in the Company acquiring a 50% interest in Osisko Mining Corporation whose assets include the Canadian Malartic mine located in Quebec, Canada. This would immediately add approximately 300,000 GEO to the Company's annual production at average costs consistent with the Company's current cost structure. The joint operation is consistent with the Company's operating focus in the Americas, and would provide the Company an entry, and opportunity to diversify, into Canada, an established mining friendly jurisdiction in North America. In addition, to maintaining the Company's average cash costs, the Canadian Malartic mine will be self-funding including capital requirements. It also provides significant mineral reserve growth and a large mineral resource base for future growth. The Company will update its financial targets accordingly upon closing of the transaction. The plan of arrangement is subject to approval of the shareholders of Osisko Mining Corporation at a meeting planned in late May.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

	For the three months ended
	Mar 31, 2014	Mar 31, 2013
Net (loss)/earnings per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.04)	$0.14
Adjusted earnings per share (i) - basic and diluted	$0.02	$0.16
Dividends declared per share	$0.0375	$0.0650
Dividends paid per share	$0.0650	$0.0650
Weighted average number of common shares outstanding - basic (in thousands)	753,356	752,332
Weighted average number of common shares outstanding - diluted (in thousands)	753,356	753,609

(In thousands of United States Dollars; unless otherwise noted)
Net (loss)/earnings attributable to Yamana Gold Inc. equity holders	$(29,608)	$102,096
Adjusted earnings (i)	$12,100	$116,084
Revenues	$353,916	$534,873
Mine operating earnings	$33,101	$208,009
Cash flows from operating activities	$38,977	$173,801
Cash flows from operating activities before changes in non-cash working capital (i)	$93,622	$214,219
Cash flows used in investing activities	$(147,506)	$(275,452)
Cash flows from financing activities	$97,192	$94,350

Average realized gold price per ounce (ii)	$1,300	$1,620
Average realized copper price per pound (ii)	$3.25	$3.58
Average realized silver price per ounce (ii)	$20.43	$29.81
Average market gold price per ounce (iii)	$1,292	$1,632
Average market copper price per pound (iii)	$3.19	$3.60
Average market silver price per ounce (iii)	$20.45	$30.10
_____________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management's Discussion and Analysis.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iii)	Source of information: Bloomberg.

4.2    Operating Statistics

	For the three months ended
	Mar 31, 2014	Mar 31, 2013
Gold Equivalent Ounces (GEO) Production (i)
Brazil
Chapada (ii)	21,710	23,358
Jacobina	14,853	17,366
Fazenda Brasileiro	12,693	16,797
Chile
El Peñón (ii)	96,165	120,684
Minera Florida (ii)	28,315	34,024
Argentina
Gualcamayo	38,481	30,177
Alumbrera (iii)	10,115	8,222
Mexico
Mercedes (ii)(v)	25,460	36,575
Total commercial GEO production (i)	247,792	287,203
Commissioning GEO (i)(v)	24,116	4,109
Total GEO production (i)	271,908	291,312
By-product Cash Costs per GEO (i) (iv)
Brazil
Chapada	$(867)	$(1,796)
Jacobina	1,245	1,276
Fazenda Brasileiro	958	920
Chile
El Peñón	532	455
Minera Florida	630	744
Argentina
Gualcamayo	739	584
Alumbrera (iii)	(1,413)	(303)
Mexico
Mercedes	655	519
By-product cash costs per GEO produced (i) (iv)	$450	$383
Co-product cash costs per GEO produced (i) (iv)	$640	$587
Co-product cash costs per pound of copper produced (iv)	$1.96	$1.99
All-in sustaining cash costs per GEO, by-product basis (i) (iv)	$820	$856
All-in sustaining cash costs per GEO, co-product basis (i) (iv)	$975	$1,014
Concentrate Production
Chapada concentrate production (tonnes)	51,570	49,591
Chapada copper contained in concentrate production (millions of lbs)	27.6	27.4
Chapada co-product cash costs per pound of copper (iv)	$1.84	$1.90
Alumbrera attributable concentrate production (tonnes) (iii)	12,610	11,260
Alumbrera attributable copper contained in concentrate production (millions of lbs) (iii)	7.2	6.3
Alumbrera co-product cash costs per lb of copper (iii) (iv)	$2.40	$2.40
Gold Equivalent Ounces Breakdown
Gold ounces produced	228,371	248,239
Silver ounces produced (millions)	2.2	2.2
Sales
Total GEO sales (including 12.5% interest in Alumbrera)	250,067	292,039
- Total gold sales (ounces)	206,093	248,766
- Total silver sales (millions of ounces)	2.2	2.2

Chapada concentrate sales (tonnes)	48,747	55,826
Chapada payable copper contained in concentrate sales (millions of lbs)	25.4	29.1
______________________________

(i)
Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical silver to gold ratio (50:1) which is used and presented solely for quarter-over-quarter comparative purposes.

(ii)
Three-month gold production for the periods ended March 31, 2014: El Peñón — 59,669 ounces (2013 - 90,155 ounces); Minera Florida — 24,409 ounces (2013 - 26,651 ounces), Chapada — 20,455 ounces (2013 - 21,722 ounces), and Mercedes — 23,579 ounces (2013 - 33,039 ounces); and three-month silver production: El Peñón — 1.8 million ounces (2013 - 1.5 million ounces); Minera Florida — 195,287 ounces (2013 - 368,634 ounces), Chapada — 62,729 ounces (2013 - 81,812 ounces), and Mercedes — 94,042 ounces (2013 - 176,801 ounces).

(iii)	The Company holds a 12.5% equity interest in Alumbrera.

(iv)	A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Cash Costs.

(v)	Commissioning is ongoing at Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar. Commissioning at Mercedes started in 2011 and concluded on February 1, 2012.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

	For the three months ended
(In thousands of United States Dollars; unless otherwise noted)	Mar 31, 2014	Mar 31, 2013
Revenues	$353,916	$534,873
Cost of sales excluding depletion, depreciation and amortization	(208,865)	(230,741)
Gross margin	145,051	304,132
Depletion, depreciation and amortization	(111,950)	(96,123)
Mine operating earnings	33,101	208,009
Other expenses (i)	(50,987)	(52,853)
Equity earnings from associate	1,165	133
Earnings (loss)/earnings from operations before income taxes	(16,721)	155,289
Income tax expense	(12,887)	(53,193)
Net (loss)/earnings	$(29,608)	$102,096

Net (loss)/earnings	(29,608)	102,096
Earnings adjustments (ii):
Non-cash unrealized foreign exchange losses	27,752	244
Share-based payments/mark-to-market of deferred share units	5,257	3,153
Impairment of investment in available-for-sale securities and other assets	6,203	11,140
Other non-cash and non-recurring losses	1,494	(167)
Adjusted earnings before income tax effect	11,098	116,466
Income tax effect of adjustments	1,002	(382)
Adjusted earnings (ii)	$12,100	$116,084

Net (loss)/earnings per share - basic and diluted	$(0.04)	$0.14
Net (loss)/earnings per share - basic and diluted	$(0.04)	$0.14
Adjusted earnings per share (ii) - basic and diluted	$0.02	$0.16
______________________________

(i)
For the three-months ended March 31, 2014, other expenses represent the aggregate of the following expenses: general and administrative of $31.5 million (2013 - $36.7 million), exploration and evaluation of $4.6 million (2013 - $6.9 million), other expense of $12.5 million (2013 - $2.1 million) and net finance expense of $2.4 million (2013 - expense $7.1 million).

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management's Discussion and Analysis.

Acquisition of Mineral Interests

On April 16, 2014, the Company, Agnico Eagle Mines Limited (“Agnico Eagle”) and Osisko Mining Corporation ("Osisko") entered into an agreement ("the Agreement") pursuant to which the Company and Agnico Eagle would jointly acquire a 100% interest in Osisko's issued and outstanding common shares (with each company owning 50%) for total consideration of CAD$3.9 billion or C$8.15 per share. The total offer consists of approximately C$1.0 billion in cash, approximately C$2.33 billion in Yamana and Agnico Eagle shares, and shares of a new company (“Spinco”) with an implied value of approximately C$575 million.

Upon closing of the transaction, the Company and Agnico Eagle would each own 50% of Osisko, and would form a joint committee to operate the Canadian Malartic mine in Québec. The companies would jointly explore and potentially develop the Kirkland Lake assets, and continue the exploration at the Hammond Reef, Pandora, and Wood-Pandora properties.

Upon implementation of the Agreement, each outstanding common share of Osisko would be exchanged for: (i) C$2.09 in cash; (ii) 0.26471 of a Yamana common share (a value of C$2.43 based on the closing price of C$9.18 for Yamana shares on the Toronto Stock Exchange as of April 15, 2014); (iii) 0.07264 of an Agnico Eagle common share (a value of C$2.43 based on the closing price of C$33.45 for Agnico Eagle shares on the Toronto Stock Exchange as of April 15, 2014); and (iv) one new common share of Spinco with a value of C$1.20 per share.

Pursuant to the plan of arrangement, certain assets of Osisko would be transferred to Spinco, the shares of which would be distributed to Osisko shareholders as part of the consideration. The following would be transferred to Spinco: (i) a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine; (ii) C$155 million cash; (iii) a 2% NSR on the Kirkland Lake assets, the Hammond Reef project, and the Pandora and Wood-Pandora properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) other investments.

Following the completion of the transaction and based on an assumed number of 477 million Osisko shares outstanding on closing, Osisko shareholders would own approximately 14.4% of Yamana and approximately 16.7% of Agnico Eagle.

The transaction is subject to the approval of Osisko shareholders by a two thirds vote at a meeting to be held in May 2014. The approval of the shareholders of Yamana and Agnico Eagle is not required. The Agreement is expected to close by early June 2014 following receipt of all shareholder and court, regulatory and exchange approvals.

Pursuant to the terms of the Agreement, Osisko is subject to customary non-solicitation covenants. In the event a superior proposal is made to Osisko, Yamana and Agnico Eagle have a five business day right to match such proposal, and under certain circumstances in the event Osisko’s Board of Directors changes its recommendation or terminates the Agreement, Osisko has agreed to pay a termination fee of C$195 million to Yamana and Agnico Eagle, shared equally. In certain other circumstances where the transaction is not completed, Osisko has agreed to reimburse Yamana’s and Agnico Eagle’s expenses in the amount of C$10 million each for their costs.

For the three months ended March 31, 2014

Cash flows from operating activities after changes in non-cash working capital items for the three month period ended March 31, 2014 were $39.0 million, compared to $173.8 million for the quarter ended March 31, 2013. Cash flows from operating activities before changes in non-cash working capital (a non-GAAP measure, see Section 13) for the three months ended March 31, 2014 were $93.6 million, compared to $214.2 million generated for the same period of 2013. Lower cash flows from operating activities compared to that of the same quarter in the prior year were due to lower metal prices and lower sale volumes, partly offset by lower income taxes paid and higher cash distributions from Alumbrera.

Net loss for the quarter was $29.6 million or $0.04 per share, compared with net earnings of $102.1 million or basic and diluted earnings of $0.14 per share for the three months ended March 31, 2013. Adjusted earnings was $12.1 million or $0.02 per share for the three months ended March 31, 2014, compared with $116.1 million or $0.16 per share in the first quarter of 2013. Lower adjusted earnings were attributed to lower realized metal prices of approximately 20% for gold, 31% for silver and 9% for copper, lower volume of metal sales and higher cost of sales.

Revenues were $353.9 million in the first quarter compared with $534.9 million in the first quarter of 2013. Mine operating earnings were $33.1 million, compared with $208.0 million in the first quarter of 2013.  Lower revenues and mine operating earnings were due to lower metal prices and to lower volume of gold and copper sales. Lower metal prices accounted for 58% of the variance in revenues in comparison to the first quarter of 2013 representing approximately $0.16 per share in earnings. Lower sales volume of copper in concentrate was attributed to 9,600 tonnes of unsold concentrate production that was accounted for in inventory as at March 31 containing an estimated 5.2 million pounds of copper with an approximate sales value of $15.6 million, which was shipped following the end of the quarter.

Revenues for the three months ended March 31, 2014 were generated from the sale of 192,586 ounces of gold, 2.2 million ounces of silver and 25.4 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 241,259 ounces of gold, 2.2 million ounces of silver and 29.1 million pounds of copper for the three months ended March 31, 2013.

The average realized price of gold in the first quarter of 2014 was $1,300 per ounce compared to $1,620 per ounce in the same quarter of 2013, representing a decrease of 20%. The average realized price of copper was $3.25 per pound compared to $3.58 per pound in the first quarter of 2013, representing a decrease of 9%, and the average realized silver price was $20.43 per ounce compared to $29.81 per ounce in the first quarter of 2013, representing a decrease of 31%.

Revenues for the quarter were comprised of the following:

For the three months ended March 31,	2014				2013
(In thousands of United States Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenues	Revenues
Gold (i)	192,587	oz	$1,300	$250,370	$390,764
Silver	2,198,705	oz	$20.43	44,930	65,014
Total precious metals	236,561	GEO		295,300	455,778
Copper (i)	25,371,363	lbs	$3.25	82,390	104,028
Gross Revenues				$377,690	$559,806
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(7,757)	$(8,507)
- Sales taxes				(7,620)	(8,636)
- Metal price adjustments related to concentrate revenues				(5,462)	(7,376)
- Other adjustments				(2,935)	(414)
Revenues (ii)				$353,916	$534,873
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(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the quarter:

For the three months ended March 31,	2014				2013
(In thousands of United States Dollars; unless otherwise noted)	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit	Total Costs	Total Costs
Chapada — GEO (i)	21,710	oz	$489	$10,608	$10,825
Chapada — Copper	27,566,029	lbs	1.84	50,809	51,982
El Peñón — GEO (i)	96,165	oz	532	51,127	54,942
Jacobina	14,853	oz	1,245	18,487	22,154
Gualcamayo	38,481	oz	739	28,431	17,617
Minera Florida — GEO (i)	28,315	oz	630	17,839	25,306
Fazenda Brasileiro	12,693	oz	958	12,156	15,445
Mercedes — GEO (i)	25,460	oz	655	16,685	18,983
Co-product cash cost of sales (ii)				$206,142	$217,254
Add (deduct):
- Inventory movements and adjustments				(2,322)	12,790
- Chapada concentrate treatment and refining charges				(7,757)	(8,507)
- Commercial & other costs				9,026	5,549
- Overseas freight for Chapada concentrate				3,776	3,655
Cost of sales excluding depletion, depreciation and amortization				$208,865	$230,741
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(i)	Silver ounces reported for Chapada, El Peñón, Minera Florida and Mercedes are treated as gold equivalent ounces ("GEO").

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Cost of sales excluding depletion, depreciation and amortization for the three months ended March 31, 2014 was $208.9 million compared with $230.7 million for the same quarter of 2013. Cost of sales excluding depletion, depreciation and amortization was lower than that of the same period in 2013 due to lower sales volume.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $112.0 million, compared to $96.1 million in the first quarter of 2013. The increase was attributable to higher DDA at Gualcamayo from Amelia Inés (open-pit) and QDD Lower West (underground) which started to contribute to production in late 2013.

Other expenses including of general and administrative, exploration and evaluation, other and net finance expenses were $51.0 million in the quarter, compared to $52.9 million in the three months ended March 31, 2013. The other expenses are discussed below:

General and administrative expenses were $31.5 million in the first quarter compared to $36.7 million in the same quarter of 2013 a decrease of 14%.  It is expected that general and administrative expenses will continue to be maintained at current levels or lower as a result of the cost containment initiatives undertaken by the Company in 2013.

Exploration and evaluation expenses were $4.6 million, compared to $6.9 million incurred in the first quarter of 2013. The decrease in exploration and evaluation expenses is a result of the Company's reduced focus on greenfield exploration relative to the first quarter of 2013.

Other expenses were $12.5 million in the quarter compared to $2.1 million in the first quarter of 2013. The increase in other expenses primarily reflects the write-off of uncollectible indirect tax credits during the quarter.

Finance expense net of finance income was $2.4 million in the quarter compared to $7.1 million in the first quarter of 2013.  Lower net finance expense was mainly due to higher foreign exchange gains that resulted from favourable movements in exchange rates of currencies for which the Company settles its mine operating expenses.

Equity earnings from Alumbrera were $1.2 million for the quarter compared with earnings of $0.1 million for the three months ended March 31, 2013. Higher equity earnings were due to higher sales volumes partly offset by lower metal prices. Cash dividends from the Company’s equity investment in Alumbrera received in the quarter were $17.6 million compared to $4.6 million in the first quarter of 2013.

The Company recorded an income tax expense of $12.9 million in the first quarter of 2014 compared to a tax expense of $53.2 million in the same quarter of 2013.  The lower income tax expense in the first quarter of 2014 is attributable to lower earnings relative to that of the first quarter of 2013. The income tax provision for the first quarter of 2014 reflects a current income tax expense of $23.1 million compared to current tax expense of $52.2 million in the same quarter of 2013, and a deferred income tax recovery of $10.2 million compared to a deferred tax expense of $1.0 million. During the quarter, the exchange rates of Brazilian Real and Argentinean Peso declined in value against the US Dollar. As a result for local purposes, a charge of $34.5 million relating to unrealized foreign exchange was recorded in the deferred tax expense. The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings. See Note 22 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

During the quarter, the capacity under the Company's revolving line of credit was increased from $750 million to $1 billion. Subsequent to the quarter end, the Company received commitments for an additional senior unsecured term facility for two years of up to a capacity of $750 million. The terms and covenants of the term facility are substantively the same as the existing revolving credit facility. The Company’s outstanding net debt position from all credit facilities was approximately $1.1 million. The Company borrowed under its credit facilities to purchase an initial share position in Osisko Mining Corporation.

Subsequent to the quarter end, the Company plans to restructure its equity interest in the Ernesto/Pau-a-Pique mine to below 50% with preference to the repayment of its debt. The Company will continue to manage Ernesto/Pau-a-Pique until the end of year subject to any renewal at that time.

5.2    Overview of Quarterly Operating Results

For the three months ended March 31, 2014

Total production for the first quarter of 2014 was 271,908 GEO, compared to 291,312 GEO produced in the first quarter of 2013. Total production included the Company’s attributable production from Alumbrera of 10,115 ounces of gold and production during commissioning of 24,116 ounces of gold.

Commercial production for the first quarter was 247,792 GEO compared with 287,203 GEO produced in the first quarter of 2013. Total commercial production comprised of 204,255 of gold and 2.2 million ounces of silver, compared to 244,129 ounces of gold and 2.2 million ounces of silver produced in the same quarter of 2013. Gualcamayo increased production by 28% relative to the first quarter of 2013 and 10% relative to the fourth quarter of 2013 with production contribution from the QDD Lower West underground mine and from Amelia Inés. Overall gold production at other mines was consistent with plan despite some operations being impacted by a more severe rainy season in certain regions. Similar to previous years, first quarter production was planned to be the lowest of the year given the rainy season and the ramp-up of new projects. Total production for the first four months of approximately 380,000 GEO, in line with budget, with second quarter average monthly production expected to be 16% higher than the average monthly production in the first quarter. Production is expected to accelerate for the remainder of the year as ordinary course mine sequencing will result in mining of higher grade areas with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company.

By-product cash costs (a non-GAAP measure, see Section 13) for the first quarter of 2014 averaged $450 per GEO, compared with $383 per GEO in the first quarter of 2013. By-product cash costs were impacted by a lower copper credit contribution from Chapada and Alumbrera due to a lower copper price and lower sales volume. The average market price for copper in the first quarter of 2014 was 11% lower than the average of the same quarter in 2013. By-product and co-product cash costs (a non-GAAP measure, see Section 13) were impacted by planned lower grades at certain mines and higher input costs compared to the three months ended March 31, 2013. Co-product cash costs (a non-GAAP measure, see Section 13) for the first quarter averaged $640 per GEO, compared to $587 per GEO for the first quarter of 2013.

All-in sustaining cash costs ("AISC", a non-GAAP measure, see Section 13) were $820 per GEO on a by-product basis, compared to $856 per GEO for the first quarter of 2013 and well below the plan level of $850 per GEO. AISC were $975 per GEO on a co-product basis for the first quarter of 2014, compared to $1,014 per GEO for the first quarter of 2013.

Copper production for the quarter was 27.6 million pounds from the Chapada mine, compared to 27.4 million pounds for the same quarter of 2013. A total of 7.2 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 6.3 million pounds for the quarter ended March 31, 2013. Total copper production for the first quarter of 2014 was 34.7 million pounds, compared with 33.6 million pounds in the first quarter of 2013.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) were $1.84 per pound from the Chapada mine compared to $1.90 per pound of copper in the same quarter of 2013. Co-product cash costs per pound of copper for the quarter including the Company’s interest in Alumbrera were $1.96 per pound compared to $1.99 per pound for the first quarter of 2013.

6.    OPERATING MINES

CHAPADA, BRAZIL

	For the three months ended March 31,
Operating Statistics	2014	2013
Production
Concentrate (tonnes)	51,570	49,591
GEO contained in concentrate production (i)	21,710	23,358
Gold contained in concentrate (ounces)	20,455	21,722
Silver contained in concentrate (ounces)	62,729	81,812
Copper contained in concentrate (millions of pounds)	27.6	27.4

By-product cash costs per GEO produced (ii)	$(867)	$(1,796)
Co-product cash costs per GEO produced (ii)	$489	$463
Co-product cash costs per pound of copper produced (ii)	$1.84	$1.90

Ore mined (tonnes)	4,352,785	4,504,081
Ore processed (tonnes)	4,844,752	5,108,519

Gold feed grade (g/t)	0.23	0.23
Copper feed grade (%)	0.33	0.31
Concentrate grade - gold (g/t)	12.34	13.62
Concentrate grade - copper (%)	24.25	25.03

Gold recovery rate (%)	58.7	56.0
Copper recovery rate (%)	79.3	77.0

Sales (iii)
Concentrate (tonnes)	48,747	55,826
Payable GEO contained in concentrate	19,046	24,882
Payable gold contained in concentrate (ounces)	18,501	24,064
Payable silver contained in concentrate (ounces)	27,298	40,878
Payable copper contained in concentrate (millions of pounds)	25.4	29.1

Depletion, depreciation and amortization
Per GEO sold	$107	$92
Per copper pound sold	$0.32	$0.31
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(iii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

In the first quarter of 2014, Chapada produced a total of 21,710 GEO, which consisted of 20,455 ounces of gold and 62,729 ounces of silver, contained in concentrate compared with 23,358 GEO, which consisted of 21,722 ounces of gold and 81,812 ounces of silver contained in concentrate in the same quarter of 2013. Chapada copper production was 27.6 million pounds in the quarter compared with production of 27.4 million pounds of copper in the first quarter of 2013.

Production for the quarter was lower than the first quarter of 2013 as a result of lower tonnage processed compared to the first quarter of 2013. Lower tonnage mined and processed was the result of heavier rainfall during the current wet season compared to 2013 and harder ore that affected mill performance. The mine has reduced drilling patterns spacings to improve ore fragmentation in blasting in order to enhance plant throughput and will realize further improvements throughout the year on completion of the installation of an in-pit crusher and certain other optimizations. Production at Chapada is expected to be stronger in the second half of the year with the dry season enabling greater flexibility to access higher grade areas unavailable during the wet season and the additional contribution from higher grade ore at Corpo Sul by the end of year. Corpo Sul is an adjacent near-to-surface ore body to the main pit. Pre-stripping is underway at Corpo Sul and ore feed is expected to be available later this year.

By-product cash costs for the quarter were negative $867 per GEO, compared with negative $1,796 per GEO for the same quarter in 2013. Higher by-product cash costs per GEO was mainly due to the effect of lower copper sales volume and lower copper prices in the first quarter of 2014 compared to 2013, resulting in a lower copper by-product credit for the quarter.

Co-product cash costs were $489 per GEO in the first quarter, compared to $463 per GEO in the same quarter of 2013.  Co-product cash costs for copper were $1.84 per pound in the first quarter versus $1.90 per pound in the same quarter of 2013.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $89.4 million (Q1 2013 - $125.9 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the quarter of negative $5.5 million (Q1 2013 - negative $7.4 million).

The Company continues to advance initiatives to improve production. These initiatives include modifications to the grinding circuit and the installation of an in-pit crusher to increase throughput. The in-pit crusher is planned to be commissioning by the end of the second quarter. Additionally, the development of Corpo Sul, a gold and copper deposit at the southwest end of the main ore body of Chapada is the most prospective new opportunity planned to increase production at Chapada. Pre-stripping at Corpo Sul began in the first quarter and will continue throughout the year. Corpo Sul is expected to contribute to higher gold and copper grades expected to begin in the third quarter this year. Other opportunities under evaluation include Suruca and Arco Sul.

EL PEÑÓN, CHILE

	For the three months ended March 31,
Operating Statistics	2014	2013
Production
GEO production (i)	96,165	120,684
Gold production (ounces)	59,669	90,155
Silver production (ounces)	1,824,794	1,526,451

Co-product cash costs per GEO produced (ii)	$532	$455

Ore mined (tonnes)	378,005	347,777
Ore processed (tonnes)	351,401	361,377

Gold feed grade (g/t)	5.75	8.37
Silver feed grade (g/t)	192.32	176.43

Gold recovery rate (%)	93.2	93.0
Silver recovery rate (%)	83.5	74.0

Sales
GEO sales (i)	95,962	117,557
Gold (ounces)	59,204	87,637
Silver (ounces)	1,837,906	1,495,975

Depletion, depreciation and amortization per GEO sold	$371	$243
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

In the first quarter of 2014, El Peñón produced 96,165 GEO, which consisted of 59,669 ounces of gold and 1.8 million ounces of silver, compared to 120,684 GEO, which consisted of 90,155 ounces of gold and 1.5 million ounces of silver in the same quarter of 2013. Production in the first quarter exceeded budget. Normal sequencing in the mine plan called for mining in lower gold and silver grade areas which has higher silver grade and recovery than other ore bodies at El Peñón and in particular from the recently started Pampa Augusta Victoria open-pit operation. Feed grades for gold are expected to increase to higher levels in the second quarter. Silver grade and recovery was consistent with budget although higher than the first quarter of 2013. Scheduled replacement of equipment is also underway to further improve productivity and reduce mining costs. This will contribute to greater flexibility in ore blending and, as a result, increase production during the balance of the year, positioning El Peñón to meet its 2014 production plan.

Co-product cash costs were $532 per gold ounce, compared with $455 per gold ounce in the first quarter of 2013. The increase in co-product cash costs per GEO was mainly due to higher tonnage mined and the lower gold feed grade resulting in higher per-unit cost.

MERCEDES, MEXICO

	For the three months ended March 31,
Operating Statistics	2014	2013
Production
GEO production	25,460	36,575
Gold production (ounces)	23,579	33,039
Silver production (ounces)	94,042	176,801

Co-product cash costs per GEO produced (i)	$655	$519

Ore mined (tonnes)	158,251	151,990
Ore processed (tonnes)	159,562	165,122

Gold feed grade (g/t)	4.82	6.54
Silver feed grade (g/t)	60.07	86.09

Gold recovery rate (%)	94.7	95.0
Silver recovery rate (%)	30.2	39.0

Sales
GEO sales (ii)	24,582	42,156
Gold (ounces)	22,787	38,046
Silver (ounces)	89,739	205,499

Depletion, depreciation and amortization per GEO sold	$397	$241
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

Production of 25,460 GEO in the first quarter consisted of 23,579 ounces of gold and 94,042 ounces of silver, compared with 36,575 GEO, which consisted of 33,039 ounces of gold and 176,801 ounces of silver in the first quarter of 2013. Production was consistent with budget levels, mining lower grade areas as part of normal mine sequencing. Mining of higher grade areas is planned throughout the year with gold and silver grades expected to be at 2013 levels in the third quarter. A brief labour interruption in February also impacted plant throughput for the quarter. Feed grades are expected to improve in the second half of the year.

Co-product cash costs of $655 per GEO were 26% higher than $519 in the same quarter of 2013. Higher co-product cash costs were due to higher unit costs associated with mining in lower grade areas.

Development of other areas continued during the first quarter at Mercedes including: infrastructure and sill development of the Barrancas zone, updating and reviewing studies to refine the mine design and permitting for Lupita and Diluvio. At Rey del Oro, an open-pit mineral reserve was defined in 2013 and the basis for which the application for permitting is now being advanced. The underground zone at Rey del Oro is being further defined by drilling and development work to provide additional information for inclusion in the mine design.

GUALCAMAYO, ARGENTINA

	For the three months ended March 31,
Operating Statistics	2014	2013
Production
Gold production (ounces)	38,481	30,177

Co-product cash costs per gold ounce produced (i)	$739	$584

Ore mined (tonnes)	1,973,564	54,559
Ore processed (tonnes)	1,905,687	1,793,223

Gold feed grade (g/t)	1.47	0.67
Gold recovery rate (%)	68.0	79.0

Sales
Gold sales (ounces)	38,781	28,530

Depletion, depreciation and amortization per gold ounce sold	$551	$451
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gualcamayo produced 38,481 ounces of gold in the first quarter compared with 30,177 ounces produced in the first quarter of 2013, representing a 28% increase as a result of the contribution from the new underground operation. Production was also 10% higher than the fourth quarter of 2013. Higher production was the result of more tonnes mined and processed as the ramp of QDD Main Phase III is now complete and higher grades resulting from the new mineral source of ore Amelia Inés ("AIM") and QDD Lower West (“QDDLW”) underground, which were partially offset by lower recoveries.

Production for April is a record of approximately 20,000 ounces for the month representing a 56% increase to average monthly production in the first quarter. This positions Gualcamayo to meet and potentially exceed 2014 budget production expectations. The metallurgy of the ore from AIM and QDD Lower West impacts recoveries as it requires a longer leaching cycle than that of QDD Main, and increases the amount of ore on the heap leach pad. To improve recoveries, a plan is currently under review which contemplates the installation of a filtering station and an increase in volume of treatment capacity. These plant modifications are expected to improve recovery rates beginning later in the year.

Co-product cash costs were $739 per ounce in the first quarter compared with $584 per ounce in the first quarter of 2013. Co-product cash costs for the first quarter were in line with budget although higher than in the first quarter of 2013 due to higher cost underground mining at QDD Lower West. Equally, co-product cash costs were 10% lower than in the fourth quarter 2013. Cash costs were also impacted by local inflationary pressures on labour and camp service costs, which were partly offset by the effect of the devaluation of the Argentina Peso on the portion of the operating cost structure reflected in local currency. The completion of the installation of a conveyor belt, which will reduce the cost of transport of ore from the QDD Lower West underground mine, is underway and expected to improve mining costs later this year.

The Company also continues to progress with studies of the options for processing the newly discovered sulphide resources including Rodado.

MINERA FLORIDA, CHILE

	For the three months ended March 31,
Operating Statistics	2014	2013
Production
GEO production (i)	28,315	34,024
Gold production (ounces)	24,409	26,651
Silver production (ounces)	195,287	368,634

Co-product cash costs per GEO produced (ii)	$630	$744

Ore mined (tonnes)	208,416	177,087
Ore processed (tonnes)	447,402	411,578

Gold feed grade (g/t)	2.14	2.98
Silver feed grade (g/t)	25.97	45.84

Gold recovery rate (%)	79.3	69.0
Silver recovery rate (%)	52.3	56.3

Sales
GEO sales (i)	28,970	35,095
Gold (ounces)	24,095	26,669
Silver (ounces)	243,762	421,287

Depletion, depreciation and amortization per GEO sold	$615	$472
______________________________

(i)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

In the first quarter of 2013, Minera Florida produced 28,315 GEO, which consisted of 24,409 ounces of gold and 195,287 ounces of silver, compared to 34,024 GEO, which consisted of 26,651 ounces of gold and 368,634 ounces of silver in the first quarter of 2013. Lower production was mainly attributed to lower feed grades expected as part of the mine plan.

Despite lower production, co-product cash costs for the quarter were $630 per GEO, representing a 15% reduction, compared with $744 per GEO in the same quarter in 2013. Lower cash costs was the result of continuous efforts at cost improvement initiatives implemented in 2013, the devaluation of the Chilean Peso versus the U.S. Dollar and higher by-product credit from sales of zinc. The mine produced and sold 1,792 tonnes of zinc concentrate in the quarter, compared with 928 tonnes of zinc concentrate produced and sold in the first quarter of 2013, representing a 93% increase in volume of zinc produced and sold.

JACOBINA, BRAZIL

	For the three months ended March 31,
Operating Statistics	2014	2013
Production
Gold production (ounces)	14,853	17,366

Co-product cash costs per gold ounce produced (i)	$1,245	$1,276

Ore mined (tonnes)	341,030	413,033
Ore processed (tonnes)	339,882	414,725

Gold feed grade (g/t)	1.51	1.45

Gold recovery rate (%)	90.1	90.0

Sales
Gold (ounces)	15,363	20,718

Depletion, depreciation and amortization per gold ounce sold	$665	$573
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gold production at Jacobina was 14,853 ounces in the first quarter, compared with 17,366 ounces produced in the same quarter of 2013.  Lower production resulted from reduced throughput offset by improved feed grade. In April, production at Jacobina was approximately 6,000 ounces of gold, approximately 1,000 gold ounces higher than the average monthly production rate in the first quarter, in part due to a planned access to higher grade areas compared to the first quarter. As part of a redeveloped mine plan in 2013, mining of higher grade areas will continue in 2014 with grade expected to increase to approximately 2 g/t by the fourth quarter of 2014. As noted, these results are in line with the revised plan set in 2013 for Jacobina to focus on producing quality ounces with sustainable margins and maximize profitability and as such in the short term and the emphasis has been on reducing costs rather than maximizing production preparing for a return to higher production levels and lower costs for the medium and longer term.

Co-product cash costs were $1,245 per ounce for the first quarter compared to co-product cash costs of $1,276 per ounce for the first quarter of 2013. Lower co-product cash costs in the current quarter, in spite of reduced production volume, compared to the first quarter last year reflects the effect of mine management's continuous effort in executing the cost containment initiatives implemented since the second quarter of 2013.

The management structure for the oversight of the mine was also changed with oversight now provided by our Chilean management which has considerable underground experience. A development plan to improve production intermediate and longer term is in progress, the initial benefits of which are expected by the third quarter of this year.

OTHER PRODUCING MINES

The following table presents key operating statistics for the Company's other continuing mining operations and its equity investment in Alumbrera:

	For the three months ended March 31,
	2014	2013
FAZENDA BRASILEIRO, BRAZIL
Production
Gold production (ounces)	12,693	16,797

Co-product cash costs per ounce produced (i)	$958	$920

Ore mined (tonnes)	258,296	241,859
Ore processed (tonnes)	254,620	246,006

Gold feed grade (g/t)	1.76	2.36
Gold recovery rate (%)	90.8	89.8

Sales
Gold sales (ounces)	13,856	15,594

Depletion, depreciation and amortization per gold ounce sold	$305	$210

ALUMBRERA (12.5% interest), ARGENTINA
Production
Concentrate (tonnes)	12,610	11,260
Gold (ounces)	10,115	8,222
Copper contained in concentrate (millions of pounds)	7.2	6.3

By-product cash costs per ounce of gold produced (i)	$(1,413)	$(303)
Co-product cash costs per ounce of gold produced (i)	$309	$396
Co-product cash costs per pound of copper produced (i)	$2.40	$2.40

Ore mined (tonnes)	469,739	564,404
Ore processed (tonnes)	1,108,149	1,171,078

Gold feed grade (g/t)	0.42	0.34
Copper feed grade (%)	0.38	0.32
Concentrate grade - gold (g/t)	23.05	20.77
Concentrate grade - copper (%)	25.83	25.20
Gold recovery rate (%)	67.4	64.8
Copper recovery rate (%)	76.8	75.2

Sales
Concentrate (tonnes)	19,672	10,765
Total gold sales (ounces)	13,507	7,507
Payable gold contained in concentrate (ounces)	13,507	6,848
Gold doré (ounces)	—	659
Payable copper contained in concentrate (millions of pounds)	10.7	5.5
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO, BRAZIL

Production was 12,693 ounces of gold in the quarter compared to 16,797 ounces of gold in the same quarter of 2013 as a result of lower feed grades. Several initiatives are underway to meet production target, these include the development of new open-pit mineral reserves, improvement in underground production with arrival of new equipment and evaluation of oxide ore from C1 Santa Luz to be treated in Fazenda Brasileiro. It is anticipated that the mine will meet its production plan set for 2014.

Co-product cash costs averaged $958 per ounce for the first quarter, compared to $920 per ounce in the first quarter of 2013.

ALUMBRERA, ARGENTINA

The Company’s interest in Alumbrera is accounted for as an equity investment. The Company recorded earnings from its 12.5% interest in Alumbrera of $1.2 million for the three months ended March 31, 2014, compared with earnings of $0.1 million for the same period of 2013.

The Company received cash distributions $17.6 million in the quarter ended March 31, 2014, compared with $4.6 million cash distribution in the quarter ended March 31, 2013.

For the quarter, attributable production from Alumbrera was 10,115 ounces of gold and 7.2 million pounds of copper. This compares with attributable production of 8,222 ounces of gold and 6.3 million pounds of copper in the first quarter of 2013.

By-product cash costs per ounce of gold averaged negative $1,413 for the quarter ended March 31, 2014 compared with negative $303 per ounce for the comparable period in 2013. By-product cash costs were lower due to the increase in copper sale credit as a result of higher volume of copper sales by Alumbrera in 2013, partly offset by lower average market prices for copper. Co-product cash costs per ounce for gold averaged $309 for the quarter ended March 31, 2014, compared with $396 per ounce for the same period of 2013. Co-product cash costs for copper averaged $2.40 per pound for the quarter ended March 31, 2014, unchanged from the comparable period of 2013.

MINES IN COMMISSIONING

C1 SANTA LUZ, BRAZIL

Processing improvements are the focus to improve production at the mine. Processing improvements include the introduction of a thickener and a regeneration kiln. Improvements in recovery rates from the carbon-in-leach (CIL) circuit are also currently underway. These intermediate term improvements are in progress and are expected to significantly improve recoveries in the second quarter with commercial production commencing in the third quarter. Additionally, the Company plans to install a roaster as part of a long term solution in improving recovery rates. Current studies suggest recovery rates with a roaster would exceed 90%. C1 Santa Luz production would reach levels in excess of 120,000 ounces annually with recoveries at that level. The long term plan includes increasing the underground sulphide mineral resource potential under the current open pit.

During the commissioning phase, a stockpile is being accumulated which will provide additional flexibility and increasing reliability for the operation as process improvements are implemented and take hold.

Commissioning production was 6,720 ounces of gold in the first quarter. Process improvements were initiated after the quarter end.

PILAR, BRAZIL

Commissioning continued to ramp-up with completion of commissioning expected in the third quarter of 2014.

The newly delivered low-profile equipment, whose purpose is to improve dilution and productivity was deployed late in the quarter and will be fully operational in May.  This new low-profile mining equipment is one of a series of initiatives being implemented to increase mining efficiencies at the operation and reduce dilution over the life of the mine. The Company is also evaluating further opportunities including the potential for more selectively mining the higher grade ore shoots that would have a positive impact on the operation as the in-situ grades are much higher than the current mineral reserve grade.  Efforts continue to be focused on an infill drilling program to ensure these higher grade ore shoots can be mined efficiently and brought into production as soon as possible.  The Company is now developing plans for Pilar to reach an annual production level of 100,000 gold ounces.

Production of ore from Caiamar, a satellite deposit, is ramping up for processing at Pilar with the higher grades offsetting the additional transportation costs to the plant.  The Company also continues development of the Maria Lazarus deposit which is a nearer-to-plant satellite deposit with expected contribution to production and better costs due to ore geometry.

Commissioning production for the first quarter was 11,885 ounces of gold, representing an increase of 13% from the fourth quarter of 2013.  Recovery rates continued to improve in the quarter. The Company confirms prior guidance that completion of commissioning is on target for the third quarter of 2014.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

DEVELOPMENT

All projects in the development pipeline were advanced towards planned start-up in the quarter. The following summary highlights key updates from the development projects of the Company since December 31, 2013. Refer to Section 6 Operating Mines for discussion on construction projects.

Cerro Moro, Argentina
Cerro Moro is a high-grade gold and silver deposit located in the Santa Cruz province of Argentina with similarities to the deposits at the El Peñón and Mercedes mines.  With the feasibility study completed, detailed engineering and pre-development work is on track towards a planned construction decision before the end of 2014 targeting initial production in the first half of 2016.

The parameters of the updated feasibility study include an initial capital investment of approximately $126 million, throughput rate of 700 tonnes per day, expected annual production of approximately 150,000 GEO at life of mine cash costs of approximately $352 per GEO and all-in sustaining cash costs of approximately $525 per GEO which includes life of mine sustaining capital of $174 million of which $133 million is for underground development.  The initial capital expenditure estimates for the project of $126 million would be spent beginning in 2015 and mostly in 2016.  Detailed engineering has commenced to confirm assumptions and further refine capital costs to precision levels normally better than feasibility study levels.  Although the total capital, once this process is completed, is not expected to exceed $150 million which assumes a contingency in excess of the feasibility study.

The feasibility study contemplates small open pits for the first three years followed by the development of underground areas. The Company is also evaluating optimizations and efficiencies that include scalability of the plant. The processing plant is to be built in two phases.  The first phase to recover metal from a high grade gravity concentrate; and the second phase, after year three, will add floatation to increase recoveries. Development of the underground areas and second phase plant capital will be fully funded through cash flow.

The project is expected to generate significant returns, create robust value and positively contribute to cash flow per share. This operation aligns with the Company's focus to balance production of growth and capital spending to maximize value creation.

Suyai, Argentina
Suyai is a high-grade gold and silver deposit located in the Chubut province of Argentina. An application for the environmental impact study ("EIS") is underway for exploration and development work which will be followed by permitting for an operational EIS within the current mining and environmental laws of the Chubut Province.

The plan being evaluated is a small scale underground operation with off-site processing or direct sale of a precious metal concentrate. The parameters of the current plan include an initial capital investment of approximately $220 million, initial throughput rate of 1,150 tonnes per day with the ability to expand over time and expected annual production of approximately 150,000 GEO at costs consistent with the Company's current all-in sustaining cash cost structure.

EXPLORATION

Exploration at Yamana continues to be a key to unlocking value at existing operations. The 2014 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.

The following is a summary of the exploration and evaluation expenditures for the current and comparative periods.

	For the three months ended March 31,
(In millions of Dollars)	2014	2013
Exploration and evaluation capitalized (i)	$11.3	$17.0
Exploration and evaluation expensed (ii)	4.6	6.9
Total exploration and evaluation	$15.9	$23.9
______________________________

(i)
Capitalized exploration and evaluation costs are reflected in the condensed consolidated interim balance sheet, property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the consolidated statements of operations.

The following summary highlights key updates from the exploration program at the Company since December 31, 2013.

Cerro Moro, Argentina
Surface exploration consisting of detailed mapping and sampling of prospective targets in the Escondida and La Negra blocks were the focus of the exploration program during the first quarter of 2014. Mapping and sampling from the decline ramp and cross cuts of the Escondida fault and associated veins, breccia, and stockwork systems, is underway. Sampling of the Escondida veins and structures is expected to confirm values in the mineral resource and mineral reserve models. To date, veins and structures exposed in the decline are located as modeled from the surface drilling.

Gualcamayo, Argentina
The 2014 exploration program at Gualcamayo will focus on expanding the Rodado southwest mineral orebody and testing new target areas for near surface oxide potential. A drill program has been planned to collect core samples of the sulfide zones that can be properly preserved for metallurgical work and used for the sulfide feasibility study of the deep sulfide mineral deposits. During the first quarter, 4,626 metres were completed in 11 drill holes at Gualcamayo with 945 metres completed in 2 holes that correspond to the metallurgical test program mentioned above.

El Peñón, Chile
The 2014 exploration program at El Peñón involves a combination of surface and underground infill and exploration drill programs coupled with additional surface detailed mapping, sampling and brownfields target development. The program is expected to provide new mineral resources and upgrade existing mineral resources to mineral reserve categorization. This is a continuation of the 2013 program that focused on mineral resource discovery.

The exploration program will build on the success of the 2013 program, continuing to test and extend the Borde Oeste mineral intercepts to the north and south. A horizontal exploration hole drilled from a southern Providencia underground drill station to the west intercepted at least three narrow but moderate to high grade intervals that could be southern extensions of the known El Peñón veins systems. Initial follow-up holes drilled from the surface have intercepted important mineral intervals that further support the continuity of the 2013 intercepts.

During the first quarter, the Company focused on the Providencia HW1, HW2 and HW3 structures with very encouraging results. The Company also focused on developing targets to the southwest, east and west of the prolific main northeast trending mineral trend at El Peñón and to the west of the mineral bodies at Fortuna. These efforts identified several new and reaffirmed previously known target areas to the south and southwest of existing operations.

Minera Florida, Chile
The 2014 exploration program at Minera Florida will focus on upgrading mineral resources to replace and expand mineral reserves and developing new targets through surface mapping and sampling that could be drill tested in the second half of the year.

By the end of the first quarter, the underground based drill program has completed approximately 7,000 metres of the 18,500 metres planned for the year. Targets tested to date include the Mina Este, Hallazgo, Triangulo Mineralizado, Halo Mineralizado Este and Maquis Clavo II, which are all within the current operating mine limits, and results to date are as expected and support continued work in these areas.

Mercedes, Mexico
Exploration investments continue at Mercedes with a focus on testing for extensions of known ore bodies along the Mercedes-Barrancas-Marianas trend and upgrading inferred and indicated mineral resources into mineral reserve category. During the year, the Company expects to complete at least 18,500 metres of surface and underground drilling, development of underground drill stations along with important surface reconnaissance and district target development work.

The surface exploration program began in mid-January and has completed 21 holes for 7,081 metres to date. Initial results are encouraging and are being followed up down dip and along strike.

Pilar, Brazil
Underground mapping and sampling along with computer modeling of drill data has identified moderate to high grade indicated and inferred mineral resource shoots to be drill-tested from the surface during 2014 to expand the mineral resource and mineral reserve base at Pilar. The surface and underground based drill program to test these mineral shoots began late in the first quarter. Additionally, further testing and definition drilling at Maria Lazarus is planned for 2014 and is expected to be performed in the second half of 2014.

Chapada, Brazil
The focus of the 2014 exploration program at Chapada is to continue to expand known mineral bodies and discover a new satellite mineral body that can be quickly defined and added to the mineral resource inventories. The Company expects 12,000 metres to be drilled within the known mine areas as infill and extension programs and 9,700 metres to be drilled on targets developed through near-mine and regional mapping and sampling programs relying on prior knowledge of the areas along with data acquired from existing aeromagnetic and radiometric surveys.

Exploration and Infill drill programs are expected to commence in the second quarter of 2014. Priority targets for the exploration program will be testing newly recognized geophysical anomalies, follow-up on the geologic and geochemical anomalies defined in the first quarter and additional testing of the Taquaracu target, which is located approximately 15 kilometres southwest of Corpo Sul. The infill program will help to define areas within Suruca, Corpo Sul and other targets as needed.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

The Company continues to focus on containing costs in order to maximize available cash. The following is a summary of liquidity and capital resources balances:

	As at
(in thousands of United States Dollars)	March 31, 2014	December 31, 2013
Cash	$209,764	$220,018
Trade and other receivables	$74,717	$80,101
Long term debt	$1,338,806	$1,189,762
Working capital (i)	$171,056	$79,725
______________________________
(i)Working capital is defined as the excess of current assets over current liabilities.

Cash and cash equivalents were $209.8 million as at March 31, 2014 compared to $220.0 million as at December 31, 2013.  Cash and cash equivalents were comprised of cash in bank and bank term deposits. The sources and uses of cash and cash equivalent during the year are explained below.

Trade and other receivables at the end of the quarter were $74.7 million compared with $80.1 million as at December 31, 2013. Gold sales are made at spot prices with associated receivables are settled in less than a month. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Working capital was $171.1 million as at March 31, 2014, compared to $79.7 million as at December 31, 2013. Increase in working capital was a result of lower trade and income taxes payable.

The following table summarizes yearly cash inflows and outflows:

	Three months ended March 31,
(In thousands of United States Dollars of inflows/(outflows))	2014	2013
Cash flows from operating activities	$38,977	$173,801
Cash flows from operating activities before changes in non-cash working capital	$93,622	$214,219
Cash flows from financing activities	$97,192	$94,350
Cash flows used in investing activities	$(147,506)	$(275,452)

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities after taking into effect changes in working capital items for the quarter ended March 31, 2014 were $39.0 million, compared to $173.8 million for the quarter ended March 31, 2013.

Changes in non-cash working capital items for the year ended March 31, 2014 were cash outflows of $54.6 million compared to outflows of $40.4 million for 2013.

Cash flows from operating activities before changes in non-cash working capital (a non-GAAP measure, see Section 13) were $93.6 million for the quarter compared to $214.2 million for the same quarter in 2013 mainly due to lower earnings before tax.

CASH FLOWS FROM FINANCING ACTIVITIES

For the first quarter of 2014, cash inflows from financing activities were $97.2 million compared to inflows of $94.4 million in the same quarter of 2013. During the quarter, the Company drew down on its revolving facility in the amount of $150.0 million compared to $94.4 million from the revolving facility and a loan from Alumbrera for $43.8 million in the first quarter 2013.

CASH FLOWS USED IN INVESTING ACTIVITIES

Cash outflows for investing activities were $147.5 million for the quarter ended March 31, 2014, compared to cash outflows of $275.5 million for the quarter ended March 31, 2013. Lower cash outflows used in investing activities was a result of lower capital expenditures as all construction projects were in the commissioning phase in the quarter.

The following is a summary of capital expenditures including sustaining, expansionary and capitalized exploration and evaluation by mine, which represented the majority of the cash flows used in investing activities:

	For the three months ended March 31,
(in thousands of United States Dollars)	2014	2013
BRAZIL
Chapada	$7,225	$17,478
Jacobina	6,589	11,856
Fazenda Brasileiro	1,945	5,400
C1 Santa Luz (i)	21,911	30,155
Pilar (i)	17,227	24,097
CHILE
El Peñón	31,830	43,834
Minera Florida	14,319	18,363
Other	131	634
ARGENTINA
Gualcamayo	10,040	39,237
Cerro Moro	13,308	6,686
Other	474	648
MEXICO
Mercedes	9,039	13,625
CANADA & OTHER	11,826	27,452
Total capital expenditures	$145,864	$239,465
______________________________

(i)	Net of movement in accounts payable.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of April 24, 2014, the total number of shares outstanding were 753.4 million, the total number of stock options outstanding were 2.7 million, the total number of DSUs outstanding were 2.7 million and the total number of RSUs outstanding were 2.1 million.

In the quarter, the Company declared a quarterly dividend of $0.0375 per share compared to the first quarter of 2013 of $0.065 per share.

The following table summarizes the weighted average common shares and equity instruments outstanding as at March 31, 2014:

	Equity instruments outstanding as at	Dilutive equity instruments (i), three months ended
(In thousands)	March 31, 2014	March 31, 2014
Common shares	753,391	753,356
Options	2,671	—
RSU (i)	2,088	—
DSU (ii)	2,673	—
	n/a	753,356
______________________________

(i)	For the quarter ended March 31, 2014, the RSU and stock options outstanding have not been included in the weighted average number of shares outstanding as they are anti-dilutive.

(ii)	DSU is settled in cash and as such excluded from the calculation of the weighted average number of shares outstanding.

CONTRACTUAL COMMITMENTS

Day-to-day mining, sustaining and expansionary capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at March 31, 2014, the Company is contractually committed to the following:

(In thousands of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$557,399	$411,619	$143,765	$8,032	$1,120,815
Long term debt principal repayments (i)	15,000	73,500	291,500	985,000	1,365,000
Decommissioning, Restoration and Similar Liabilities (undiscounted)	4,904	17,950	24,772	193,218	240,844
	$577,303	$503,069	$460,037	$1,186,250	$2,726,659
______________________________

(i)	Excludes interest expense.

9.    INCOME TAXES

The Company recorded an income tax expense of $12.9 million for the quarter compared to tax expense of $53.2 million in the first quarter of 2013. The decrease in the income tax expense for the quarter is a result of lower earnings for the period relative to the same period of prior year. The income tax provision reflects a current income tax expense of $23.1 million and a deferred income tax recovery of $10.2 million versus a current income tax expense of $52.2 million and a deferred income tax expense of $1.0 million for the three months ended March 31, 2013.

The Consolidated Balance Sheet reflects recoverable tax installments in the amount of $59.8 million and an income tax liability of $4.7 million. Additionally, the balance sheet reflects a deferred tax asset of $95.5 million and a deferred tax liability of $2.0 billion.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Mexican Peso.

During the year the Brazilian Real, Argentinean Peso, Chilean Peso and Mexican Peso devalued against the US Dollar. As a result for local purposes, a charge of $34.5 million relating to unrealized foreign exchange was recorded in the deferred tax expense. The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

On April 1, 2014, the Chilean government proposed a tax reform package. There is no assurance on whether the reform package will be passed, when it will be passed or whether it will be amended. The Company is evaluating the impact of the tax reform package on its taxes, although if passed it would progressively increase the Company’s cash taxes from 2014 to 2017. The tax reform package if enacted as proposed would also impact the Company’s non-cash deferred tax liability.

The deferred tax liabilities relating to the operating mines will reverse in the future as the assets are depreciated or depleted. The deferred tax liabilities relating to exploration will not reverse until the property becomes a mine subject to depletion, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

See Note 22 to the Condensed Consolidated Interim Financial Statements for the period ended March 31, 2014 for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense and Section 11 - Economic trends, risks and uncertainties - foreign operations and political risks of this Management Discussion and Analysis of Operations and Financial Condition for additional information.

10.    ECONOMIC TRENDS, RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the nature of the business, global economic trends as well as local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols which include the application of high operating standards empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2013. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Metal Price Risk

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. Market price fluctuations of these commodities could adversely affect profitability of the Company's operations and might lead to impairment of mineral properties. The market prices for the aforementioned commodities fluctuate widely and these fluctuations are caused by numerous factors beyond the Company's control. For example, the market price of gold may change for a variety of reasons, including:

•	the strength of the United States Dollar, in which the gold price trades internationally, relative to other currencies;

•	financial market expectations regarding the rate of inflation;

•	monetary policies announced, changed or implemented by central banks;

•	changes in the demand for gold, primarily from Asia, including the demand from the gold exchange traded funds ("ETF"), as an investment or as a result of leasing arrangements;

•	changes in the physical demand for gold used in jewelry;

•	changes in the supply of gold from production, divestment, scrap and hedging;

•	global or regional political or economic events, and

•	speculative positions taken by investors or traders in gold.

Gold Price Two-Year Trend (Bloomberg: USD per ounce of gold)

For the quarter ended March 31, 2014, spot gold prices averaged $1,292 per ounce, or 21% lower, compared with $1,632 per ounce in the first quarter of 2013. Prices ranged between $1,198 and $1,392 per ounce and ended the quarter at $1,284 per ounce.

Geopolitical tensions, a generally weaker US dollar and lower US Treasury yields provided support to gold price throughout most of the quarter with the high gold price of the quarter coinciding with the developments in Ukraine. The weaker US dollar was primarily driven by weaker than expected US economic data which in turn raised questions about the timing of a future increase to the US Federal Reserve’s (US Fed) Fed Funds rate.

During the first quarter the US Fed continued to slow the pace of its quantitative easing (QE) program and it is expected that QE will finish by the end of the year. However, the timing of an increase in the Fed Funds rate is more uncertain but is not expected to occur for at least several more quarters. Global monetary policy continues to be generally easy and most governments continue to struggle with the fiscal situations they face and this should be supportive for gold over the longer term.

Exchange traded fund (ETF) holdings are essentially unchanged from last quarter and net futures exchange positioning increased, which is positive development for gold. We expect that physical demand was more mixed during the quarter as prices were on average higher than the fourth quarter of 2013, but demand was evident at lower prices early in the quarter leading into the Chinese New Year. It is expected that physical demand, particularly from China, will continue to be strong during periods of price weakness.

Central Banks were net buyers in 2013 for the fourth consecutive year and this trend is expected to continue in 2014, with some purchases already reported. We expect that physical and central bank demand should help offset any further investment related liquidation during the balance of the year.

In spite of the positive signs with respect to the physical demand for gold, following the recent decline in gold prices, the Company has revised its production targets for future years to favour a lower cost structure. The Company is evaluating the producing mines whose all-in cost exceeds the Company's average cost structure. The objective is to pursue quality ounces with sustainable margins and maximize profitability and as such, in the short term the emphasis will be on reducing costs rather than maximizing production.

The Company has not hedged any of its gold sales.

Copper Price Two-Year Trend (Bloomberg: USD per pound of copper)

For the quarter ended March 31, 2014, spot copper prices averaged $3.19 per pound, representing a decrease of 11% compared with $3.60 per pound in 2013. Prices ranged between $2.92 and $3.37 per pound and ended the quarter at $3.02 per pound

Over the past few years copper prices have been driven by tight supply/demand fundamentals and steady appetite from emerging markets, mainly China. Copper prices were negatively impacted during the quarter due to heightened concerns about the sustainability of current economic growth levels in China and the amount of debt used to finance economic growth. These concerns along with the prospect of new mine supply were the primary drivers of the year-over-year decline in price. In the short-term, these factors may limit the potential upside for copper prices but longer term supply constraints should result in a situation that is much more supportive of copper price.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

Conducting exploration, development and production operations in Latin America exposes the Company to currency risk. The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG), Mexican Pesos (MXN) and to a lesser extent in Canadian Dollars (CAD). Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

The following summarizes the movement in key currencies vis-à-vis the United States Dollar:

Average and Period-end Market Exchange Rates

For the three months ended	Mar 31, 2014	Mar 31, 2013	Variance
Average Exchange Rate
USD-CAD	1.1037	1.0081	9.5%
USD-BRL	2.3634	1.9963	18.4%
USD-ARG	7.6283	5.0147	52.1%
USD-CLP	552.23	472.35	16.9%
USD-MXN	13.236	12.635	4.8%

As at	Mar 31, 2014	Dec 31, 2013	Variance	Mar 31, 2013	Variance
Period-end Exchange Rate
USD-CAD	1.1050	1.0623	4.0%	1.0176	8.6%
USD-BRL	2.2630	2.3621	-4.2%	2.0225	11.9%
USD-ARG	8.0029	6.5197	22.7%	5.1225	56.2%
USD-CLP	549.47	525.45	4.6%	472.90	16.2%
USD-MXN	13.055	13.037	0.1%	12.361	5.6%

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 0.9 billion Reais at an average rate of 2.19 Reais to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2014 through to 2015.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 182.0 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2014 through to 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income. Although the currency hedging program has provided additional cash flow over the years in excess of $100 million, the value of the program can become negative in a short period of time due to the volatility of foreign currency relative to the Dollar.

The following table summarizes the details of the currency hedging program as at March 31, 2014:

(Quantities in thousands)	Brazilian Real				Mexican Peso
Year of Settlement	Notional Amount	Weighted Average Contract Rate	Market rate as at Mar 31, 2014	Year of Settlement	Notional Amount	Weighted Average Contract Rate	Market rate as at Mar 31, 2014
2014	362,520	2.0677	2.2630	2014	117,000	13.320	13.055
2015	519,048	2.2828	2.2630	2015	65,000	13.320	13.055
	881,568	2.1892	2.2630		182,000	13.320	13.055

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. Monetary policy by central banks in the countries in which the Company operates have maintained interest rates relatively low to avoid a relapse of the credit crisis and to provide incentive to economic growth. At March 31, 2014, the majority of the Company’s long term debt was carried at fixed rates, hence there is limited market risk arising from fluctuations in floating interest rate.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Construction and Start-up of New Mines Risk

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the ADR plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful; that the Company will be able to obtain sufficient funds to finance construction and start-up activities; that available personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects; that the Company will be able to obtain all necessary governmental approvals and permits; and that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

The Company's projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company's estimates.

Currently, the Company has two mines under construction in Brazil, namely, C1 Santa Luz and Pilar. C1 Santa Luz and Pilar commenced commissioning in the second half of 2013, both of which remain within the normal progression expectation of the commissioning process. Commercial viability of a new mine or development project is predicated on many factors. There is no certainty that the realization of mineral reserves and mineral resources projected by the feasibility study and technical assessment performed on the project may be realized, the necessary permits can be obtained and future metal prices to ensure commercial viability will materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as there is no certainties that they are commercially viable.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile and Mexico exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime and hostage taking which cannot be timely predicted and could have a material adverse effect on the Company’s operations and profitability. The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company’s exploration, development and production initiatives in these countries.

In efforts to tighten capital flows and protect foreign exchange reserves, the Government of Argentina issued foreign exchange resolutions with respect to export revenues that resulted in a temporary suspension of export sales of concentrate at Alumbrera during the second quarter of 2012 as management evaluated how to comply with the new resolution. The Government of Argentina subsequently announced amendment to the foreign exchange resolution extending the time for exporters to repatriate net proceeds from export sales enabling Alumbrera to resume exports in July 2012. The Government of Argentina has also introduced certain protocols relating to the importation of goods and services and providing where possible for the substitution of Argentine produced goods and services. During 2012, Alumbrera was unable to obtain permission to repatriate dividends although certain accommodations have since been made to permit distribution of profits from Argentina. Discussion between the joint venture and the Argentine government on approval to remit dividends are ongoing. The Company continues to monitor developments and policies in all its jurisdictions and the impact thereof to its operations.

Brazil is in the process of reviewing the royalties on mining companies. The finalization of the royalty rates are subject to change during the review and approval process therefore the final rates are not determinable at this time. The magnitude of change in royalty rates might affect net earnings and cash flows from the Company's operations in Brazil.

On April 1, 2014, the Chilean government proposed a tax reform package. There is no assurance on whether the reform package will be passed, when it will be passed or whether it will be amended. The Company is evaluating the impact of the tax reform package on its taxes, although if passed it would progressively increase the Company’s cash taxes from 2014 to 2017. The tax reform package if enacted as proposed would also impact the Company’s non-cash deferred tax liability.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Health, Safety and Environmental Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Yamana has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and is continually investing time and resources to enhance health and safety at all operations.

The Company’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of its high operating standards as dictated by the Yamana management system.

The Company has insurance policies in place to cover accidents and business interruption and regularly monitors the adequacy of such policies.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

Nature and Climatic Condition Risk

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company's production and profitability. No assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company's control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company's projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company's results of operations and financial position.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Yamana's Northern Orion subsidiary commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff's 50% participation at 15%. The matter was remanded to the first instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court for considering the National Commercial Appeals Court’s decision to be arbitrary. The extraordinary recourse was denied by the appellate court and this decision was notified to Northern Orion on December 20, 2013. Based on this decision, Northern Orion filed an appeal directly with the Supreme Court of Argentina on February 3, 2014. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first instance court to address value. The outcome of this case is uncertain and cannot be reasonably estimated.

The Company has received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's annual consolidated financial statements for the quarter ended December 31, 2013.

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Actual future outcomes could differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainty in the application of accounting policies during the first quarter ended March 31, 2014 were similar to those disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2013. Additional information has been provided in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2013.

Estimated Recoverable Ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in mineral proven and probable reserves plus a portion in mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change in future depletion rates.

13.    NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its condensed consolidated interim financial statements, which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities. Cash costs are computed on a co-product, by-product, all-in sustaining co-product and all-in sustaining by-product basis. Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.

The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the Company’s cost structure. Cash costs per gold equivalent ounce on a by-product basis is calculated by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to the cost of gold equivalent ounce production and as such the by-product gold equivalent ounce cash costs are impacted by realized copper and zinc revenue, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Cash costs on a co-product basis are also presented. Cash costs on a co-product basis do not reflect a reduction in costs for costs associated with non-precious metals.

Effective 2013, the Company adopted an all-in sustaining cash costs measure, which seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, based on by-product and co-product cash costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining by-product cash costs reflects by-product copper revenue credits and 100% of the aforementioned cost components. All-in sustaining co-product cash costs reflects allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold or copper production activities.

As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Per Gold Equivalent Ounce (“GEO”)

Silver production is treated as a gold equivalent in determining a combined precious metal production unit. GEO calculations are based on an average historical silver to gold price ratio (50:1) which is used and presented solely for comparative purposes.

The following tables provide a reconciliation of cost of sales per the condensed consolidated interim financial statements to (i) By-product cash costs per GEO, (ii) Co-product cash costs per GEO, (iii) Co-product cash costs per pound of copper, (iv) All-in sustaining by-product cash costs per GEO, and (v) All-in sustaining co-product cash costs per GEO.

(i)    Reconciliation of Cost of Sales per the condensed consolidated interim financial statements to by-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2014	2013	2014	2013
Cost of sales (i)	$208,851	$230,741	$879	$827
Adjustments:
Chapada treatment and refining costs related to gold and copper	7,757	8,507	33	30
Inventory movements and adjustments	(5,285)	(12,790)	(22)	(46)
Commercial, overseas freight and other costs	(5,171)	(9,204)	(22)	(33)
By-product credits from Chapada copper revenue including copper pricing adjustment	(80,236)	(104,980)	(338)	(375)
Total GEO by-product cash costs (excluding Alumbrera)	$125,916	$112,274	$530	$403
Minera Alumbrera (12.5% interest) by-product cash costs	(14,288)	(2,490)	(80)	(20)
Total GEO by-product cash costs (i)	$111,628	$109,784	$450	$383
Commercial GEO produced excluding Alumbrera	237,677	278,981
Commercial GEO produced including Alumbrera	247,792	287,203
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(ii)    Reconciliation of cost of sales per the condensed consolidated interim financial statements to co-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended March 31,	2014	2013	2014	2013
Cost of sales (i) (iii)	$208,851	$230,741	$879	$827
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(44,139)	(44,728)	(186)	(160)
Treatment and refining costs (“TCRC”) related to Chapada gold	1,087	1,253	5	4
Inventory movements and adjustments	(5,285)	(12,790)	(22)	(46)
Commercial, overseas freight and other costs	(5,171)	(9,204)	(22)	(33)
Total GEO co-product cash costs (excluding Alumbrera)	$155,343	$165,272	$654	$592
Minera Alumbrera (12.5% interest) GEO cash costs	3,123	3,257	(14)	(5)
Total GEO co-product cash costs (iii)	$158,466	$168,529	$640	$587
Commercial GEO produced excluding Alumbrera	237,677	278,981
Commercial GEO produced including Alumbrera	247,792	287,203
_____________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iii)    Reconciliation of cost of sales per the condensed consolidated interim financial statements to co-product cash costs per pound of copper:

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended March 31,	2014	2013	2014	2013
Cost of sales (i) (iii)	$208,851	$230,741	$7.58	$8.43
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(154,256)	(164,020)	(5.60)	(6.00)
TCRC related to Chapada copper	6,670	7,254	0.24	0.27
Inventory movements and adjustments	(5,285)	(12,790)	(0.19)	(0.46)
Commercial, overseas freight and other costs	(5,171)	(9,204)	(0.19)	(0.34)
Total copper co-product cash costs (excluding Alumbrera)	$50,809	$51,981	$1.84	$1.90
Minera Alumbrera (12.5% interest) copper cash costs	17,210	15,084	0.12	0.09
Total copper co-product cash costs (iii)	$68,019	$67,065	$1.96	$1.99
Commercial copper produced excluding Alumbrera (millions of lbs)	27.6	27.4
Commercial copper produced including Alumbrera (millions of lbs)	34.7	33.6
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)    All-in sustaining cash costs per GEO on a by-product basis:

GEO	In thousands of United States Dollars		United States Dollars per GEO
For the three months ended March 31,	2014	2013	2014	2013
Total GEO by-product cash costs (i)	$111,628	$109,784	$450	$383
General and administrative, excluding share-based compensation (ii)	27,365	31,063	110	108
Sustaining capital expenditures (ii)	59,477	97,993	241	341
Exploration and evaluation expense (ii)	4,599	6,893	19	24
Total all-in sustaining by-product cash costs per GEO	$203,069	$245,733	$820	$856
Commercial GEO produced including Alumbrera	247,792	287,203
___________

(i)	Chapada copper revenue credits reflected in GEO by-product cash costs.

(ii)	100% of the cost component is included.

(v)    All-in sustaining cash costs per GEO on a co-product basis:

GEO	In thousands of United States Dollars		United States Dollars per GEO
For the three months ended March 31,	2014	2013	2014	2013
Total GEO co-product cash costs	$158,466	$168,529	$640	$587
General and administrative, excluding share-based compensation (i)	22,088	24,252	89	85
Sustaining capital expenditures (ii)	57,056	91,714	230	319
Exploration and evaluation expense (i)	4,017	6,683	16	23
Total all-in sustaining co-product cash costs per GEO	$241,627	$291,178	$975	$1,014
Commercial GEO produced including Alumbrera	247,792	287,203
___________

(i)
Chapada's general and administrative ("G&A") expense and exploration expense are allocated 20% to gold and 80% to copper, reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated 80% to gold and 20% to copper based on the relative proportions of consolidated revenues from gold and copper sales.

(ii)
Chapada's sustaining capital expenditures are allocated 20% to gold and 80% to copper, reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated 100% to gold.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliation of Adjusted Earnings to net earnings is provided in Section 5.1, Overview of Financial Results for the three months ended March 31, 2014.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•
Cash flows from operating activities before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	March 31,	December 31,	September 30,	June 30,
(In thousands of United States Dollars, unless otherwise noted)	2014	2013	2013	2013
Financial results
Revenues (i)	$353,916	$420,663	$456,675	$430,471
Mine operating earnings	$33,101	$70,113	$144,010	$118,646
Net (loss)/earnings attributed to Yamana equity holders	$(29,608)	$(582,822)	$45,537	$(9,109)
Adjusted earnings (ii)	$12,100	$36,648	$69,651	$48,876
Cash flows from operating activities	$38,977	$165,925	$94,792	$157,055
Cash flows from operating activities before changes in non-cash working capital (ii)	$93,622	$165,249	$177,537	$149,738
Cash flows to investing activities	$(147,506)	$(241,157)	$(205,633)	$(262,830)
Cash flows from (to) financing activities operations	$97,192	$66,711	$(27,308)	$150,089
Per share financial results
Net (loss)/earnings per share attributable to Yamana equity holders
Basic and diluted	$(0.04)	$(0.78)	$0.06	$(0.01)
Adjusted earnings per share (ii)
Basic and diluted	$0.02	$0.05	$0.09	$0.07
Financial position
Cash and cash equivalents	$209,764	$219,724	$231,916	$371,927
Total assets	$11,375,496	$11,410,717	$12,026,181	$11,960,854
Total long term liabilities	$3,717,249	$3,615,242	$3,589,579	$3,593,059
Production
Commercial GEO produced (iii)	247,792	277,447	289,176	287,791
Commissioning GEO produced (iii)(iv)	24,116	26,321	17,758	7,754
Total GEO produced (iii)	271,908	303,768	306,934	295,545
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$450	$417	$365	$476
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$640	$647	$574	$577
All-in by-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$820	$754	$730	$916
All-in co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$975	$935	$888	$950
Chapada concentrate production (tonnes)	51,570	67,395	67,315	55,511
Chapada copper contained in concentrate production (millions of pounds)	27.6	36.0	36.8	30.1
Chapada co-product cash costs per pound of copper	$1.84	$1.53	$1.48	$1.76
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	12,610	17,547	13,179	13,129
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of pounds)	7.2	9.6	7.1	7.2
Alumbrera co-product cash costs per pound of copper (ii)	2.40	1.75	2.45	2.40
Gold Equivalent Ounces Breakdown
Total gold ounces produced	204,255	260,187	263,830	257,608
Total silver ounces produced (millions of ounces)	2.2	2.2	2.2	1.9
Sales
Total GEO sales (iii)	250,067	305,376	297,225	278,909
Total gold sales (ounces)	206,093	263,031	254,062	242,416
Total silver sales (millions of ounces)	2.2	2.1	2.2	1.8
Total gold sales, excluding Alumbrera (ounces)	192,586	254,740	243,385	234,370
Chapada concentrate sales (tonnes)	48,747	67,616	68,512	50,728
Chapada payable copper contained in concentrate sales (millions of pounds)	25.4	34.5	35.7	26.7
Average realized gold price per ounce (i)	$1,300	$1,277	$1,332	$1,385
Average realized copper price per pound (i)	$3.25	$3.37	$3.13	$3.05
Average realized silver price per ounce (i)	$20.43	$20.63	$21.45	$22.55

	March 31,	December 31,	September 30,	June 30,
(in thousands of United States Dollars)	2013	2012	2012	2012
Financial results
Revenues (i)	$534,873	$629,505	$611,807	$535,705
Mine operating earnings	$208,009	$322,082	$279,158	$239,896
Net (loss)/earnings attributed to Yamana equity holders	$171,029	$170,559	$60,940	$44,796
Adjusted earnings (ii)	$116,084	$197,784	$177,627	$134,839
Cash flows from operating activities operations	$147,231	$351,881	$324,571	$109,417
Cash flows from operating activities before changes in non-cash working capital (ii)	$215,297	$298,606	$285,868	$240,888
Cash flows to investing activities	$(255,930)	$252,333	$(580,182)	$(219,575)
Cash flows from (to) financing activities	$94,350	$(44,467)	$(42,678)	$(48,636)
Per share financial results
Net (loss)/earnings per share attributable to Yamana equity holders
Basic	$140.00	$0.23	$0.08	$0.06
Diluted	$140.00	$0.22	$0.08	$0.06
Adjusted earnings per share (ii)
Basic and diluted	$0.16	$0.26	$0.24	$0.18
Financial position
Cash and cash equivalents	$335,531	$349,576	$393,190	$691,191
Total assets	$11,806,864	$11,800,163	$11,495,917	$11,190,392
Total long term liabilities	$3,269,266	$3,269,266	$3,248,086	$3,150,730
Production
Commercial GEO produced (iii)	287,203	321,716	308,629	288,700
Commissioning GEO produced (iii) (iv)	4,109	1,274	1,861	—
Total GEO produced (iii)	291,312	322,990	310,490	288,700
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$383	$198	$201	$244
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$587	$517	$531	$536
All-in by-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	855	n/a	n/a	n/a
All-in co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	1,014	n/a	n/a	n/a
Chapada concentrate production (tonnes)	49,591	72,518	70,151	71,801
Chapada copper contained in concentrate production (millions of pounds)	27.4	40.5	39.4	40.4
Chapada co-product cash costs per pound of copper	$1.90	$1.38	$1.38	$1.34
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	11,260	14,669	17,830	18,492
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of pounds)	6.3	8.5	10.4	10.5
Alumbrera co-product cash costs per pound of copper (ii)	2.4	2.15	1.92	1.41
Gold Equivalent Ounces Breakdown
Total gold ounces produced	248,239	276,373	266,374	242,692
Total silver ounces produced (millions of ounces)	2.2	2.3	2.2	2.3
Sales
Total GEO sales (iii)	292,039	317,615	315,972	271,683
Total gold sales (ounces)	248,766	272,524	271,380	226,521
Total Silver sales (millions of ounces)	2.2	2.3	2.2	2.3
Total gold sales, excluding Alumbrera (ounces)	241,259	258,978	252,814	223,279
Chapada concentrate sales (tonnes)	55,826	69,589	69,694	71,656
Chapada payable copper contained in concentrate sales (millions of pounds)	29.1	37.3	37.1	37.4
Average realized gold price per ounce (i)	$1,620	$1,692	$1,680	$1,605
Average realized copper price per pound (i)	$3.58	$3.54	$3.54	$3.60
Average realized silver price per ounce (i)	$29.81	$31.37	$30.76	$26.93
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(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iii)	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.

(iv)	Including commissioning GEO from Minera Florida's tailings retreatment project, Ernesto/Pau-a-Pique, C1 Santa Luz and Pilar.

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended March 31, 2014, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between March 31, 2014 and December 31, 2013 and results of operations for the periods ended March 31, 2014 and March 31, 2013.

This Management’s Discussion and Analysis has been prepared as of April 29, 2014. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2013 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2013 and the most recent Annual Information Form for the year ended December 31, 2013 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2013 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to non-core mine disposition, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2013 and other continuous disclosure documents filed by the Company since January 1, 2014 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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